Filed by Wright Medical Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No.: 001-35823

To: Wright Employees; Tornier Employees

From: Bob Palmisano and Dave Mowry

Date: January 29, 2015

CC: WinningTogether Email

EMAIL SUBJECT LINE: Wright and Tornier Integration Announcement

www.ExtremitiesLeader.com

Creating the Premier High-Growth Extremities-Biologics Company

Dear Colleagues,

In keeping with our continued commitment to timely and meaningful communication, we are pleased to announce the Global Executive Leadership team that will lead the New Wright Medical following the close of the merger and approval by the new board of directors. These talented individuals bring strong and deep experience to their roles, and share a common vision for how our new company will become the premier high-growth extremities and biologics company.

After closing of the merger transaction, the new company’s Global Executive Leadership team will be:

President and Chief Executive Officer	Bob Palmisano joined Wright as President and CEO in September 2011. He has significant experience leading publicly-traded medical device companies, most recently serving as President and CEO of ev3 Inc., a global endovascular device company, from April 2008 to July 2010, when it was acquired by Covidien plc. Bob will be a member of the Wright Board of Directors.

Global roles reporting to the Chief Executive Officer, Bob Palmisano:

Executive Vice President, Chief Operating Officer	Dave Mowry joined Tornier in July 2011 as Chief Operating Officer, and in November 2012 was appointed President and Chief Executive Officer. He has over 24 years of experience in the medical device industry, most recently serving as President of the Global Neurovascular Division of Covidien plc, from July 2010 to July 2011, and Senior Vice President and President of Worldwide Neurovascular of ev3 Inc., from January 2010 to July 2010. Dave will be a member of the Wright Board of Directors.

Senior Vice President, Chief Financial Officer	Lance Berry has been with Wright since 2002 and has served as the CFO since December 2009. He was an accountant in the auditing division of Arthur Andersen LLP from 1995 to 2002, including a final role as Audit Manager, where he served clients at multinational and public companies. Lance is a Certified Public Accountant.

Senior Vice President, General Counsel and Secretary	James Lightman has been Senior Vice President, General Counsel and Secretary of Wright since December 2011. Jim has more than two decades of corporate legal experience and has a diverse skill set in managing complex legal and business matters for public and private healthcare and medical device companies. He holds a juris doctor degree cum laude from the Boston University School of Law.

Senior Vice President, Supply Chain	Robert Burrows has served as Wright’s Senior Vice President, Operations since August 2014. Prior to this, he served as the Managing Principal of The On-Point Group, a privately held logistics and supply chain consultancy, from July 1994 through July 2014. While at On-Point, Bob led over 40 client engagements, most recently as an operations consultant overseeing the transition and expansion of Wright’s extremities and biologics manufacturing.

Senior Vice President, Chief Compliance Officer	Wes Porter has been with Wright since July 2014 and has served as Wright’s Senior Vice President and Chief Compliance Officer since October 2014. He brings a deep skill set in implementing and managing corporate compliance programs for public medical device and pharmaceutical companies. Most recently, Wes held the positions of Vice President, Ethics and Compliance from June 2009 to September 2012 at CareFusion and Vice President, Deputy Compliance Officer from September 2012 to February 2014 at Allergan.

Senior Vice President, Human Resources	Greg Morrison has served as Tornier’s Senior Vice President, Global Human Resources and HPMS (High Performance Management System) since January 2014 and has been with Tornier since December 2010. From 2002 to 2010, Greg worked at ev3 Inc., a global endovascular device company acquired by Covidien plc in July 2010, serving as Senior Vice President, Human Resources from August 2007 to December 2010.

Senior Vice President, Chief Communications Officer	Julie Tracy joined Wright as Senior Vice President and Chief Communications Officer in October 2011. She has over 25 years of experience in medical device marketing and sales. Julie previously served as Chief Communications Officer for Epocrates, Inc. from March 2011 to September 2011 and as Senior Vice President and Chief Communications Officer for ev3 Inc. from January 2008 to July 2010.

Senior Vice President, Process Improvement	Jennifer Walker joined Wright’s finance organization in 1993 and became Wright’s Sr. Vice President, Process Improvement in December 2011. Prior to this role, she had served as Wright’s Vice President & Corporate Controller since December 2009. Jennifer has also served as Assistant Controller, Director, Financial Reporting & Risk Management, Director, Corporate Tax & Risk Management and Tax Manager. Before Wright, she was a Sr. Tax Accountant with Arthur Andersen LLP. Ms. Walker is a Certified Public Accountant.

In addition to Bob’s direct reports, the four positions below will report to Dave Mowry and will also be part of the Wright Medical Global Executive Leadership Team. The business unit Presidents will have full functional level responsibility for their business unit. Please note that specific reporting relationships between functions and areas will be determined over the coming months.

President, Upper Extremities	Terry Rich serves as Tornier’s Senior Vice President, U.S. Commercial Operations, a position he has held since March 2012. Prior to joining Tornier, Terry held various sales positions including Senior Vice President of Sales – West of NuVasive, Inc., a medical device company focused on developing minimally disruptive surgical products and procedures for the spine, and Partner/Area Sales Manager of Bay Area Spine of DePuy Spine, Inc., a spine company and subsidiary of Johnson & Johnson.

President, Lower Extremities and Biologics	Kevin Cordell became Wright’s President, U.S. Extremities in September 2014. Prior to joining Wright, Kevin served as Vice President of Sales for the GI Solutions business at Covidien plc, a leading global healthcare products company, from May 2012 to September 2014. While at Covidien, he also served as Vice President of Sales & Global Marketing for its Peripheral Vascular business from July 2010 to May 2012.

President, International	Peter Cooke, has been Wright’s President, International since January 2014 and served as the Senior Vice President, International since January 2013. Prior to joining Wright, Peter served as Vice President and General Manager, Vascular Therapies Emerging Markets for Covidien plc from 2010 to January 2013 and Vice President and General Manager, International for ev3 Inc. from 2005 to 2010 and Director ev3 Asia Pacific 2003 to 2005. Prior to ev3, Peter spent 11 years at Guidant Corporation in Europe and Australia, and before that at the heart valve division of St. Jude Medical, Inc. and 3 years at the American Edwards Division of Baxter Healthcare Corporation.

Senior Vice President and General Manager, BioMimetic	William Griffin, has been Wright’s Senior Vice President & General Manager, BioMimetic Therapeutics, since March 2013. Previously, Bill served as Senior Vice President of Global Operations at Wright since July 2008, with responsibility for manufacturing, supply chain and logistics, customer service, procurement, facilities and quality. Prior to Wright, Bill worked in global operations for Smith & Nephew Orthopaedics and served as Vice President of Worldwide Operations and Vice President and General Manager at Johnson & Johnson Medical. Bill began his career in medical devices with Becton Dickinson where he spent 23 years holding positions of global responsibility in various locations.

We are also fortunate that Pascal Girin, Shawn McCormick, Kevin Klemz, Gordon Van Ummersen, Jason Senner, Stéphan Epinette, and Thierry Manceau will be working with the new Executive Leadership Team to help ensure a smooth transition. We thank them for their ongoing support and leadership.

Over the next several months, these newly appointed leaders will work globally to develop the organization for the New Wright Medical and prepare for Day 1. The management teams of both companies will continue in their current roles until the transaction closes and will collaborate on integration planning. We will use a thorough and thoughtful process to make the next level of leadership decisions, which we will communicate as soon as possible.

Please note that these leadership changes are not effective until the merger closes, and until then, you will continue to report to your existing manager. Our overarching priority is to ensure continuity when the transaction closes and to build momentum post-close, while minimizing disruption to the business.

Thank you for your support and commitment throughout our integration planning process. Please give your full support to all of these colleagues in their new roles.

Sincerely,

ROBERT PALMISANO	DAVE MOWRY
President & Chief Executive Officer	President & Chief Executive Officer
Wright Medical Group, Inc.	Tornier N.V.

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be amended. Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, and their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.